[redacted]

09046639

25 Years
Apollo Hospitals
touching lives

June 19, 2009

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SEC
Mail Processing
Section

JUL 20 2009

Washington, DC
122

Dear Sir,

Sub:- Notice of Board Meeting – Reg.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

....

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 29th June 2009 to consider inter alia:-

(i) the Audited Financial Results of the Company for the year ended 31st March 2009.

(ii) the Audited Consolidated Financial Results of the Company and its subsidiaries, Joint Ventures and Associate Companies for the year ended 31st March 2009.

(iii) to recommend a dividend, if any, for the financial year ended 31st March 2009.

The above said financial results shall be published on or before 1st July 2009.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

dlw 7/28

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

25 Years
Apollo Hospitals
touching lives

SEC
Mail Processing
Section

JUL 20 2009

Washington, DC
122

June 29, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub:- Board Meeting decisions- Reg.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

....

Further to our letter dated 19th June 2009, the Board of Directors at its meeting held on 29th June 2009 has taken the following decisions.

1. Approved the Audited Accounts of the Company for the year ended 31st March 2009 as per annexure enclosed.

2. Approved the Audited Consolidated Accounts of the Company for the year ended 31st March 2009 as per annexure enclosed.

3. Recommended a dividend of Rs. 6.50 per share (65%) on the enlarged equity capital of the Company of Rs.617,848,590 consisting of 61,784,859 equity shares of Rs. 10/- each.

4. The Register of Members and Share Transfer Registers shall remain closed from **22nd August 2009 to 26th August 2009 (both days inclusive)**. Dividend shall be paid to the members whose names are appearing in the Register of members on the closing hours of business on 21st August 2009.

IS/ISO 9001:2000

25 Years Apollo Hospitals

5. To issue Foreign Currency Convertible Bonds (FCCBs), subject to required approvals being obtained, including approval of the members of the company, for a value up to USD 15,000,000 to International Finance Corporation ("**IFC**"), Washington.

6. Raising loan in Foreign Currency in the form of External Commercial Borrowing (ECB) of USD 35 millions from International Finance Corporation (IFC), subject to required approvals being obtained.

7. The Annual General Meeting of the Company is scheduled to be held on 26th August 2009 at Kamaraj Arangam, No. 492 Mount Road, Chennai – 6.

SEC
Mail Processing
Section

JUL 20 2009

Washington, DC
122

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRE
TARY.

IS/ISO 9001:2000

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Audited Financial Results for the Quarter/Year ended 31st March 2009

(Rs.in Lakhs)

Sno	Particulars	Quarter Ended		Year Ended	
		Audited		Audited	
		31.03.2009	31.03.2008	31.03.2009	31.03.2008
1	(a)Income from Services	39,108	30,442	145,798	112,539
	(b) Other Operating Income	-	-	-	-
	Total Income (a+b)	**39,108**	**30,442**	**145,798**	**112,539**
2	**Expenditure**				
	(a) Increase/Decrease in Stock in trade	-	-	-	-
	(b) Material consumption	20,509	15,944	76,865	58,166
	(c) Employees Cost	6,345	4,843	22,105	16,848
	(d) Depreciation	1,247	1,027	4,392	3,675
	(e) Other expenditure	1,006	1,004	4,159	3,994
	(f) General Administrative Expenses	5,024	4,342	18,774	14,443
	(g) Selling and Distribution Expenses	871	371	1,883	1,539
	Total Expenditure	**35,002**	**27,531**	**128,178**	**98,665**
3	**Profit from Operations before Other Income,Interest & Exceptional items (1 - 2)**	**4,106**	**2,911**	**17,620**	**13,874**
4	Other Income	552	781	2,237	2,625
5	**Profit before Interest & Exceptional items (3 + 4)**	**4,658**	**3,692**	**19,857**	**16,499**
6	Interest (#)	496	505	2,231	1,990
7	**Profit after Interest but before Exceptional items (5 - 6)**	**4,162**	**3,187**	**17,626**	**14,509**
8	**Exceptional items**	-	-	-	-
9	**Profit (+) / Loss (-) from Ordinary Activities before tax (7 + 8)**	**4,162**	**3,187**	**17,626**	**14,509**
10	Provision for Taxation				
	Current	1,033	725	4,798	3,811
	Previous	-	133	-	133
	Deferred	126	64	369	190
	Fringe Benefit tax	89	84	250	200
11	**Net Profit (+) / Loss (-) from Ordinary Activities after tax (9 - 10)**	**2,914**	**2,181**	**12,209**	**10,175**
12	Extraordinary item (###)	-	-	402	-
13	**Net Profit (+) / Loss (-) for the period (11 - 12)**	**2,914**	**2,181**	**11,807**	**10,175**
14	Paid-up equity share capital (Face value Rs.10/- per share)	6,024	5,868	6,024	5,868
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting ye[ar]			131,062	117,935
16	EPS for the period for the year to date and for previous year				
	Before Extraordinary Item				
	Basic	*4.84	*3.74	20.25	18.61
	Diluted	*4.72	*3.54	19.54	17.88
	After Extraordinary Item				
	Basic	*4.84	*3.74	19.80	18.61
	Diluted	*4.72	*3.54	19.11	17.88
17	Total Public Shareholding				
	(a) Number of Shares	36,414,617	37,705,561	36,414,617	37,705,561
	(b) Percentage of Shareholding	60.45%	64.25%	60.45%	64.25%
18	Promoters and Promoter Group Shareholding				
	a) Pledged/Encumbered				
	No. of Shares	10,975,086	-	10,975,086	-
	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	57.36%	-	57.36%	-
	Percentage of shares (as a % of the total share capital of the company)	18.22%	-	18.22%	-
	b) Non-Encumbered		-		-
	No. of Shares	8,158,199	-	8,158,199	-
	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	42.64%	-	42.64%	-
	Percentage of shares (as a % of the total share capital of the company)	13.54%	-	13.54%	-

Includes one-time forex loss of Rs.308 lakhs

Represents amount paid to Belhoul Hospital ,Dubai towards out of court settlement.

* Not Annualised

For APOLLO HOSPITALS ENTERPRISE LTD.

SUNEETA REDDY
Executive Director-Finance

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter/Year ended 31st March 2009

(Rs. In Lakhs)

Particulars	Quarter Ended		Year Ended	
	Audited		Audited	
	31.03.2009	31.03.2008	31.03.2009	31.03.2008
1.Segment Revenue (Net Sales / Income from each segment)				
a) Healthcare Services	29,081	24,406	112,380	92,346
b) Pharmacy	10,031	6,157	33,433	20,205
c) Others	552	781	2,237	2,625
SUB - TOTAL	39,664	31,344	148,050	115,176
Less : Intersegmental Revenue	4	3	15	12
Net Sales / Income from Operations	39,660	31,341	148,035	115,164
2. Segment Results (profit (+) / loss (-) before Tax and Interest from each segment)				
a) Healthcare Services	4,781	3,317	19,847	14,755
b) Pharmacy	(675)	(406)	(2,227)	(881)
c) Others	552	781	2,237	2,625
SUB - TOTAL	4,658	3,692	19,857	16,499
Less : (i)Interest (Net)	496	505	2,231	1,990
(ii)Other un-allocable expenditure net of un-allocable income	–	–	402	–
Profit Before Tax	4,162	3,187	17,224	14,509
3. Capital Employed (Segment Assets-Segment Liabilities)				
a) Healthcare Services	125,543	93,215	125,543	93,215
b) Pharmacy	14,967	8,821	14,967	8,821
c) Others	41,520	52,301	41,520	52,301
TOTAL	182,030	154,337	182,030	154,337

Notes :

1 The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 29th June 2009.

2 The Board has been recommended a dividend of Rs. 6.50 Per share (65%) for the financial year 2008-09

3 Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 31st March 2009

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 31st December 2008	Recd during the quarter	Disposed off during the quarter	lying unresolved as on 31/03/2009
Nil	43	43	Nil

4 Previous quarter/period's figures have been regrouped/rearranged.

Place : Chennai
Date : 29th June 2009

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED
DR. PRATHAP C REDDY
Executive Chairman

For APOLLO HOSPITALS ENTERPRISE LTD.
SUNEETA REDDY
Executive Director-Finance

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Audited Consolidated Financial Results for the Year ended 31st March 2009

(Rs.in Lakhs)

Sno	Particulars	Year Ended	
		Audited	
		31.03.2009	31.03.2008
1	(a)Income from Services	161,420	121,635
	(b) Other Operating Income	-	-
	Total Income (a+b)	**161,420**	**121,635**
2	**Expenditure**		
	(a) Increase/Decrease in Stock in trade	-	-
	(b) Material consumption	81,737	60,593
	(c) Employees Cost	25,943	19,443
	(d) Depreciation	6,397	5,396
	(e) Other expenditure	5,543	4,707
	(f) General Administrative Expenses	22,571	16,255
	(g) Selling and Distribution Expenses	2,882	2,049
	Total Expenditure	**145,073**	**108,443**
3	Profit from Operations before Other Income,Interest & Exceptional items (1 - 2)	16,347	13,192
4	Other Income	2,080	2,526
5	Profit before Interest & Exceptional items (3 + 4)	18,427	15,718
6	Interest	4,588	3,821
7	Profit after Interest but before Exceptional items (5 - 6)	13,839	11,897
8	Exceptional items	-	-
9	Profit (+) / Loss (-) from Ordinary Activities before tax (7 + 8)	13,839	11,897
10	Provision for Taxation		
	Current	4,835	3,851
	Previous	-	136
	Deferred	328	193
	Deferred Tax Asset	(550)	(675)
	Fringe Benefit tax	286	236
11	Net Profit (+) / Loss (-) from Ordinary Activities after tax (9 - 10)	8,940	8,156
12	Extraordinary item	402	-
13	**Profit Before Minority Interest**	**8,538**	**8,156**
14	Minority Interest	(559)	(388)
15	Shares in Associates	1,152	(828)
16	**Profit attributable to group**	**10,249**	**7,716**
17	Paid-up equity share capital (Face value Rs.10/- per share)	6,024	5,868
18	EPS for the period for the year to date and for previous year		
	Before Extraordinary Item		
	Basic	17.63	14.10
	Diluted	17.01	13.54
	After Extraordinary Item		
	Basic	17.19	14.10
	Diluted	16.59	13.54

Notes

1. The above financial results were reviewed by the Audit Committee of the Board and approved by the Board of Directors at its meeting held on 29th June 2009
2. The figures for the previous year are regrouped and reclassified wherever necessary

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

For APOLLO HOSPITALS ENTERPRISE LTD.

Place : Chennai
Date : 29th June 2009

Dr. Prathap C Reddy
Executive Chairman

SUNEETA REDDY
Executive Director-Finance

25 Years
Apollo Hospitals
touching lives

June 12, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub:- Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 – Reg.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

....

Please find enclosed the disclosures as required under Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 in respect of equity shares sold by the Director of the Company. Copy of the disclosure received from the Director is also enclosed for your reference.

Please take this on record.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

IS/ISO 9001:2000

FORM - D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992

(Regulations 13(4) and (6)

Regulation 13(4) - Details of change in shareholding of Director or Officer of a Listed Company

Name and Address of Director / Officer	No. & % of shares/ voting rights held by the Director / Officer	Date of receipt of allotment advice / acquisition / sale of shares / voting rights	Date of intimation to company	Mode of Acquisition/ Sale (Open market / public / rights / pre-ferential offer etc)	No. & % of shares/ voting rights post acquisition / Sale	Trading member through whom the trade was executed with SEBI Regn. No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy value INR in Crores	Sell Quantity	Sell Value (Rs.in crs)
Dr. Prathap C Reddy	2,204,650	10th June 2009	11th June 2009	Open Market	1,579,650	ASCIL	NSE	N.A	N.A	375000.00	19.48
No. 19 Bishop Gardens	3.57%	(Sale)			2.56%		BSE			250000.00	12.98
Raja Annamalaipuram									Total	625000.00	32.46
Chennai - 600 028										(*)	

(*) Sold to M/s. PCR Investments Limited, which is forming part of Promoter Group

for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN

CHIEF FINANCIAL OFFICER &

COMPANY SECRETARY

Place : Chennai

Date : 12th June 2009

FORM D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13(4) and (6)]

Name & Address of Director / Officer : **Dr. Prathap C Reddy**
No. 19, Bishop Gardens
R A Puram, Chennai 600 028

Regulation 13(4) – Details of change in shareholding of Director or Officer of a Listed Company

No. & % of shares / voting rights held by the Director / Officer	Date of receipt of allotment advice / acquisition /sale of shares/voting rights	Date of intimation to company	Mode of acquisition (market purchase/public/rights/ preferential offer etc.)	No & % of shares / post acquisition / voting rights sale	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy Value	Sell Quan-tity	Sell value (Rs. In Crores)
22,04,650 3.57%	10.06.09 (Sale)	11.06.09	Market	15,79,650 2.56%	ASCIL	NSE	--	--	3,75,000	19.48
						BSE	--	--	2,50,000	12.98
								Total	*** 6,25,000**	**32.46**

*** Sold to M/s. PCR Investments Limited, which is forming part of Promoter Group**

(DR. PRATHAP C REDDY)

25 Years
Apollo Hospitals
touching lives

July 1, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Audited Financial Results for the quarter/year ended 31st March 2009

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 29th June 2009, we have published the audited financial results of the Company for the quarter/year ended 31st March 2009 in "The Economic Times" on 1st July 2009 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001:2000

The Economic Times on Wednesday 1st July 2009

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai-600 028.

Apollo Hospitals

touching lives

Audited Financial Results for the Quarter/Year ended 31st March 2009

(Rs. in Lakhs)

S No.	Particulars	Quarter Ended Audited 31.03.2009	Quarter Ended Audited 31.03.2008	Year Ended Audited 31.03.2009	Year Ended Audited 31.03.2008
1	(a) Income from Services	39,108	30,442	145,798	112,539
	(b) Other Operating Income	-	-	-	-
	Total Income (a+b)	**39,108**	**30,442**	**145,798**	**112,539**
2	**Expenditure**				
	(a) Increase/Decrease in Stock in trade	-	-	-	-
	(b) Material consumption	20,509	15,944	76,865	58,166
	(c) Employees Cost	6,345	4,843	22,105	16,848
	(d) Depreciation	1,247	1,027	4,392	3,675
	(e) Other expenditure	1,006	1,004	4,150	3,994
	(f) General Administrative Expenses	5,024	4,342	18,774	14,443
	(g) Selling and Distribution Expenses	871	371	1,893	1,539
	Total Expenditure	**35,002**	**27,531**	**128,178**	**98,665**
3	Profit from Operations before Other Income, Interest & Exceptional items (1 - 2)	**4,106**	**2,911**	**17,620**	**13,874**
4	Other Income	552	781	2,237	2,625
5	Profit before Interest & Exceptional items (3+4)	**4,658**	**3,692**	**19,857**	**16,499**
6	Interest (#)	496	505	2,231	1,990
7	Profit after Interest but before Exceptional items (5 - 6)	**4,162**	**3,187**	**17,626**	**14,509**
8	Exceptional items	-	-	-	-
9	**Profit (+) / Loss (-) from Ordinary Activities before tax (7 + 8)**	**4,162**	**3,187**	**17,626**	**14,509**
10	Provision for Taxation				
	Current	1,033	725	4,798	3,811
	Previous	-	133	-	133
	Deferred	126	64	369	190
	Fringe Benefit tax	89	84	250	200
11	**Net Profit (+) / Loss (-) from Ordinary Activities after tax (9 - 10)**	**2,914**	**2,181**	12,209	10,175
12	Extraordinary item (###)	-	-	402	-
13	**Net Profit (+) / Loss (-) for the period (11 - 12)**	**2,914**	**2,181**	**11,807**	10,175
14	Paid-up equity share capital (Face value Rs.10/- per share)	6,024	5,858	6,024	5,858
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year	-	-	131,062	117,935
16	EPS for the period for the year to date and for previous year				
	Before Extraordinary item				
	Basic	*4.84	*3.74	20.25	18.61
	Diluted	*4.72	*3.54	19.54	17.88
	After Extraordinary item				
	Basic	*4.84	*3.74	19.80	18.61
	Diluted	*4.72	*3.54	19.11	17.88
17	Total Public Shareholding				
	(a) Number of Shares	36,414,617	37,705,561	36,414,617	37,705,561
	(b) Percentage of Shareholding	60.45%	64.25%	60.45%	64.25%
18	Promoters and Promoter Group Shareholding				
	a) Pledged/Encumbered				
	No. of Shares	10,975,086	-	10,975,086	-
	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	57.36%	-	57.36%	-
	Percentage of shares (as a % of the total share capital of the company)	18.22%	-	18.22%	-
	b) Non-Encumbered		-		-
	No. of Shares	8,158,199	-	8,158,199	-
	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	42.64%	-	42.64%	-
	Percentage of shares (as a % of the total share capital of the company)	13.54%	-	13.54%	-

\# Includes one-time forex loss of Rs.308 lakhs

\### Represents amount paid to Belhoul Hospital, Dubai towards out of court settlement.

* Not Annualised

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter/Year ended 31st March 2009

(Rs. In Lakhs)

S No.	Particulars	Quarter Ended Audited 31.03.2009	Quarter Ended Audited 31.03.2008	Year Ended Audited 31.03.2009	Year Ended Audited 31.03.2008
1.	**Segment Revenue (Net Sales / Income from each segment)**				
	a) Healthcare Services	29,081	24,406	112,380	92,346
	b) Pharmacy	10,031	6,157	33,433	20,205
	c) Others	552	781	2,237	2,625
	SUB - TOTAL	**39,664**	**31,344**	**148,050**	**115,176**
	Less : Intersegmental Revenue	4	3	15	12
	Net Sales / Income from Operations	**39,660**	**31,341**	**148,035**	**115,164**
2.	**Segment Results (profit (+) / loss (-) before Tax and Interest from each segment)**				
	a) Healthcare Services	4,781	3,317	19,847	14,755
	b) Pharmacy	(675)	(406)	(2,227)	(881)
	c) Others	552	781	2,237	2,625
	SUB - TOTAL	**4,658**	**3,692**	**19,857**	**16,499**
	Less : (i) Interest (Net)	496	505	2,231	1,990
	(ii) Other un-allocable expenditure net of un-allocable income	--	--	402	--
	Profit Before Tax	**4,162**	**3,187**	**17,224**	**14,509**
3.	**Capital Employed** (Segment Assets-Segment Liabilities)				
	a) Healthcare Services	125,543	93,215	125,543	93,215
	b) Pharmacy	14,967	8,821	14,967	8,821
	c) Others	41,520	52,301	41,520	52,301
	TOTAL	**182,030**	**154,337**	**182,030**	**154,337**

Notes : 1 The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 29th June 2009

2 The Board has been recommended a dividend of Rs. 6.50 Per share (65%) on the enlarged equity capital of the company for the financial year 2008-09

3 Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 31st March 2009

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 31st December 2008	Recd. during the quarter	Disposed off during the quarter	Lying unresolved as on 31/03/2009
Nil	43	43	Nil

4 Previous quarter/period's figures have been regrouped/rearranged.

Audited Consolidated Financial Results for the Year ended 31st March 2009

(Rs.in Lakhs)

Sl. No.	Particulars	Year Ended Audited 31.03.2009	Year Ended Audited 31.03.2008
1	(a) Income from Services	161,420	121,635
	(b) Other Operating Income	-	-
	Total Income (a+b)	**161,420**	**121,635**
2	**Expenditure**		
	(a) Increase/Decrease in Stock in trade	-	-
	(b) Material consumption	81,737	60,593
	(c) Employees Cost	25,943	19,443
	(d) Depreciation	6,397	5,396
	(e) Other expenditure	5,843	4,707
	(f) General Administrative Expenses	22,571	16,255
	(g) Selling and Distribution Expenses	2,882	2,049
	Total Expenditure	**145,073**	**108,443**
3	Profit from Operations before Other Income, Interest & Exceptional items (1 - 2)	**16,347**	**13,192**
4	Other Income	2,080	2,526
5	Profit before interest & Exceptional items (3 + 4)	**18,427**	**15,718**
6	Interest	4,588	3,821
7	Profit after Interest but before Exceptional items (5 - 6)	**13,839**	**11,897**
8	Exceptional items	-	-
9	**Profit (+) / Loss (-) from Ordinary Activities before tax (7 + 8)**	**13,839**	**11,897**
10	Provision for Taxation		
	Current	4,835	3,851
	Previous	-	136
	Deferred	328	183
	Deferred Tax Asset	(550)	(675)
	Fringe Benefit tax	286	236
11	**Net Profit (+) / Loss (-) from Ordinary Activities after tax (9 - 10)**	**8,940**	**8,156**
12	Extraordinary item	402	-
13	**Profit Before Minority Interest**	**8,538**	**8,156**
14	Minority Interest	(559)	(388)
15	Shares in Associates	1,152	(928)
16	**Profit attributable to group**	**10,249**	**7,716**
17	Paid-up equity share capital (Face value Rs.10/- per share)	6,024	5,858
18	EPS for the period for the year to date and for previous year		
	Before Extraordinary Item		
	Basic	17.63	14.10
	Diluted	17.01	13.54
	After Extraordinary item		
	Basic	17.19	14.10
	Diluted	16.59	13.54

Notes :

1. The above financial results were reviewed by the Audit Committee of the Board and approved by the Board of Directors at its meeting held on 29th June 2009
2. The figures for the previous year are regrouped and reclassified wherever necessary

By order of the Board

for APOLLO HOSPITALS ENTERPRISE LIMITED

Place : Chennai

Date : 29th June 2009

Dr. Prathap C Reddy

Executive Chairman